December 4, 2007

Mail Stop 4561

Mr. W. Jennings Duncan
President and Chief Executive Officer
CNB Corporation
1400 Third Avenue
P.O. Box 320
Conway, South Carolina 29528

Re: CNB Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 19, 2007
Forms 10-Q for Fiscal Quarters Ended
March 31, 2007, June 30, 2007, and September 30, 2007
File Number: 000-24523

Dear Mr. Duncan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief